Schedule 3(a) Subsidiaries

The Company has five wholly-owned subsidiaries:

1.	CC Beverage (U.S.) Corporation, a Washington corporation which distributes certain of the Company’s beverage products in the U.S.;

2.	Blue Mountain Springs Ltd., an Ontario corporation which owns certain property in Ontario containing a potential future source of water for the Company’s products;

3.	Clearly Canadian Beverage (International) Corporation, a Barbados corporation which has no current operations;

4.	DMR Food Corporation, an Ontario corporation which operates the Company’s dried fruit and nut snack business; and

5.	My Organic Baby Inc., an Ontario corporation which operates the Company’s organic baby products business.

Schedule 3(k) SEC-CSA Documents

None

Schedule 3(l) Absence of Certain Changes

Dividend declared and paid to Class B Preferred shareholder – USD$61,150 USD on June 22, 2007

Capital Expenditures – None over $100K, except acquisition of DMR and MOB as follows:

DMR acquisition:

a.	$450,000 CDN paid on closing

b.	$12,500 CDN payable monthly until Jan 2010

c.	155,279 shares of the Company issued in August 2007 subject to a one- time reset as set forth in the Securities Purchase Agreement

MOB acquisition:

a.	$450,000 CDN paid on closing

b.	215,000 shares of the Company issued on closing subject to a one-time reset as set forth in the Securities Purchase Agreement

MOB & DMR Payment Restructuring (Per Securities Purchase Agreement & Note)

a.	$4,000,000 CDN paid on closing of the Notes

b.	$2,450,000 CDN paid by way of issuance of the Notes

Schedule 3(q) Transactions with Affiliates

Brent Lokash provides officer/director services to the Company personally and provides consulting services to the Company through BRL Consulting Inc.

Andrew Strang provides officer services to the Company personally and provides consulting services to the Company through Altamont Investments Inc.

Schedule 3(r) Equity Capitalization

See attached schedule of Fully Diluted Shares

Schedule 3(s) Indebtedness and Other Contracts

As of Sept 20, 2007:

MOB $250,000 CDN Line of Credit with Royal Bank secured by PPSA registration statement against assets of MOB. Balance owing: $40,000 CDN

DMR $250,000 CDN Line of Credit with Royal Bank secured by PPSA registration statement against assets of DMR. Balance owing: $205,000 CDN

CC Beverage (U.S.) Corporation $1,000,000 Line of Credit with CapCo secured by UCC against assets of CC Beverage and PPSA against assets of Clearly Canadian Beverage Corporation. Balance owing: $Nil

Schedule 3(t) Absence of Litigation

Dispute with D. Bruce Horton and Continental Consulting Ltd.

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of Clearly Canadian. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of Cdn$2.4 million plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has made an accrual of $21,411.40 CDN based on its expected costs.

Dispute with McGrath/Moyal

The litigation which the Company has settled relates to all claims surrounding its subsidiary, Blue Mountain Springs Ltd. (Blue Mountain). This litigation commenced in 1997 and involved a claim against the Company and Blue Mountain to repay an outstanding $1,750,000 CDN debt owed by the Company to the former owners of Blue Mountain. The Company had withheld payment of this debt in order to set off another claim against the Company by a third party for entitlement to shares in Blue Mountain.

The terms of the settlement concluded in the third quarter of 2006 required the Company to issue 624,314 common shares, issue a common share purchase warrant expiring July 14, 2011 for the purchase of a further 100,000 shares at a price of $2.00 per share, transfer 42 acres of residential land in Ontario to a plaintiff, grant a plaintiff the right of first refusal to purchase 4 acres of land with a water source in Ontario and issue a further approximately 14,000 shares of the Company.

In consideration of the above and the settlement of the litigation, $1,750,000 CDN debt was extinguished, and the plaintiff assumed a mortgage registered against the 42 acre parcel of land above.

The 624,314 shares and the warrant have been issued into escrow, to be released in scheduled traunches beginning on the earlier of three months from the date the securities are registered by an effective registration statement filed with the US Securities Exchange Commission, or July 29, 2007 (the “First Release Date”), and ending 24 months thereafter. The settlement terms include a provision that requires the Company to issue additional shares to ensure that the initial 624,314 shares issued into escrow have a value of $1,100,000 (approximately $2.59 per share ) based on the average trading price of the shares for the 10 day period preceding the First Release Date. In the event that there is a shortfall, the Company will be required to issue additional shares at the average trading price above to meet the $1,100,000 value. The First Release Date passed and there were no additional shares issuable.

Following the settlement of the above described actions, one of the plaintiffs made a claim against former counsel for the Company, seeking to tax the fees of the counsel on the basis that in making a settlement they compromised the entirety of their claim in order to offset the Company’s claim that they had agreed to indemnify the Company’s legal fees for issues arising from the $1,750,000 CDN debt. The basis of the taxation is that the Company’s former counsel billed the Company too much for legal fees relating to the issues arising from the said debt. The Company could face a potential liability from its former counsel who may seek indemnity from the Company. The said plaintiff has indicated that it does not wish to seek more damages from the Company, however, to avoid future liability, the Company and the said plaintiff have agreed to arbitrate the matter as follows (the Company’s position is that it entered into a release agreement with the plaintiff whereby the plaintiff cannot sue any party that may in turn sue the Company):

If an arbitrator determines that the plaintiff is correct in that he can make a claim against the Company’s former counsel (even if such counsel sues the Company) then the Company would immediately vest all of the shares and warrants paid to settle the litigation and pay the plaintiff a bonus of 20,000 warrants vesting immediately at market price. The plaintiff would then abandon his claim against the Company’s former counsel and would enter into a consent order not to sue the Company, or any party that would make a claim against the Company, again for anything arising prior to the date of the consent order.

If an arbitrator determines that the plaintiff is incorrect, then the plaintiff could carry on with his claim against the Company’s former counsel so long as he pays for any legal fees which the Company’s former counsel would seek from the Company to defend the taxation and so long as he enters into a consent order that he will not seek any monies from the Company’s former counsel in the event such counsel would successfully claim an indemnity from the Company.

Dispute with ABBC

In 2003, the Company entered into a distribution agreement with a Mexican distributor, ABBC, to test market, in Mexico, an enhanced water product under the name Reebok Fitness Water. In January 2004, ABBC contacted the Company to advise that the product delivered was not suitable for resale because of the presence of what appeared to be mold in the bottles. ABBC had paid a total of $256,000 for the product. The Company investigated the claim and concluded that there was no wrongdoing on the part of the Company. To the Company’s knowledge, ABBC has not filed a suit in any court in regard to its claim. However, at various times, ABBC has made formal and informal demands for compensation ranging from $371,000 to $750,000. The Company continues to deny any wrongdoing and intends to vigorously defend any claim that may be initiated by ABBC.

Schedule 3(v) Employee Relations

Andrew Strang’s services to the Company are scheduled to cease on November 30, 2007.

Schedule 3(x) Intellectual Property Rights

The Canadian trademark registration TMA408,558 in respect of the Clearly Canadian letter design that appears on our bottles, expires on February 19, 2008. It is renewable by the Company for a further 15 year term. The Company intends to renew this registration.

Schedule 3(z) Subsidiary Rights

None

Schedule 3(ee) Ranking of Notes

Hudson Note (as defined in the Note)

MOB $250,000 CDN Line of Credit with Royal Bank secured by PPSA registration statement against assets of MOB.

DMR $250,000 CDN Line of Credit with Royal Bank secured by PPSA registration statement against assets of DMR.

CC Beverage (U.S.) Corporation $1,000,000 Line of Credit with CapCo secured by UCC against assets of CC Beverage and PPSA against assets of Clearly Canadian Beverage Corporation.